JOINT NEWS RELEASE

ALTIMA RESOURCES LTD. TSX-V Symbol: ARH Suite 303, 595 Howe Street Vancouver, BC V6C 2T5 Telephone: (604) 718-2800 Fax (604) 718-2808	UNBRIDLED ENERGY CORPORATION TSX-V Symbol: UNE Suite 301, 2100 Georgetown Drive Sewickley, PA 15143 Telephone: (724) 934 2340 Fax (724) 934 2355

Altima Resources Ltd. and Unbridled Energy Corporation Conclude

Participation Agreement to Spend Flow-Thru Funds in the

West Ferrier Area of West Central Alberta

December 16, 2009 – Altima Resources Ltd. (“Altima”) and Unbridled Energy Corporation (“Unbridled”) have concluded a participation arrangement with Crimson Energy Ltd. (Crimson) in the West Ferrier area Twp 40-41 Rge 10 W5M of west central Alberta.  The arrangement provides for the fracture stimulation, completion, and testing of multiple zones in Crimson’s drilled and cased well in 41-10 W5M that are indicated to be gas bearing based upon log and initial test information.  Upon Altima and Unbridled fulfilling their respective obligations, under the participation agreement, the companies will be assigned a working interest to the base of the Mannville formation of 12.375% and 6.9795% respectively, and also assigned a working interest of 7.5% and 4.23% respectively, below the base of the Mannville in three sections of joint lands and two wells.  This assignment would result in the combined companies having an interest in 27 sections (17,280 gross acres) and an interest in seven wells in the Chambers – Ferrier West region of West Central Alberta.

Fracture stimulation of the three zones is underway and is anticipated to be completed prior to year end.  The well is located approximately 300 meters from a regional gas transportation pipeline.  Arrangements are being made to tie into this system.  It is anticipated that production will commence in the second quarter of 2010.

ON BEHALF OF THE COMPANIES

Altima Resources Ltd.

Unbridled Energy Corporation

"Richard Switzer"

"J. Michael Scureman"

Richard W. Switzer

J. Michael Scureman

President

Chief Executive Officer

Email: pubco@altimaresources.com

Email: mikes@unbridledenergy.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION: This news release includes certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and within the meaning of applicable Canadian provincial securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the terms and conditions of the proposed Transaction. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: general business, economic, competitive, political and social uncertainties; delay or failure to receive board, shareholder or regulatory approvals. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Unbridled and Altima disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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